February 11, 2025

Jeffrey J. Kapsar
Chief Executive Officer
Mifflinburg Bancorp, Inc.
250 East Chestnut Street
Mifflinburg, PA 17844

        Re: Mifflinburg Bancorp, Inc.
            Amendment No. 1 to Registration Statement on Form S-4
            Filed February 10, 2025
            File No. 333-284191
Dear Jeffrey J. Kapsar:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 6, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
Summary
Northumberland   s Reasons for the Merger; Recommendation of Northumberland   s
Board of
Directors, page 14

1. Reference is made to the second bullet point on page 15 where you state, "total one-
       time merger related expenses of $14.5 million to be recognized in the closing quarter
       (1st quarter 2025)". Please tell us, with a view toward disclosure, how this reconciles with disclosure of expenses in the third risk factor on page 46, as well as the information included in the pro forma financial statements and the related notes.
General

2. We note that you filed a Form 8-K on February 5, 2025, to report your fourth quarter
 February 11, 2025
Page 2

      2024 earnings. Please include a recent developments section to discuss such results. In addition, tell us whether Northumberland has released their fourth quarter results and if not, whether you expect any material changes in their results of operations.
       Please contact Victor Cecco at 202-551-2064 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Todd Schiffman at 202-551-3491 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Dean H. Dusinberre, Esq.